SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/ME)
No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, August 4th, 2026 – Suzano S.A. ("Company" or "Suzano") (B3: SUZB3 / NYSE: SUZ), in line with best corporate governance practices, hereby informs its shareholders and the market in general that it has received the resignation of its Executive Vice President of Pulp Industrial Operations, Engineering and Energy, Mr. Aires Galhardo, effective August 28, 2026

Following Mr. Galhardo's departure, the Company's Board of Directors has approved the appointment of the current Executive Vice President, Mr. Carlos Aníbal Fernandes de Almeida Júnior, as Executive Vice President of Pulp Industrial Operations, Engineering and Energy. He will also continue to oversee Procurement, Certification Strategy, and the leadership of Futuragene.

Mr. Carlos Aníbal Fernandes de Almeida Júnior has been with Suzano for more than 23 years and brings extensive knowledge of both the Company and the pulp and paper industry. Throughout his career at Suzano, he has led several key business areas, including the Pulp Business Unit, the Paper Business Unit, and the Forestry Division..

The members of the Board of Directors express their sincere appreciation and deep gratitude to Mr. Aires Galhardo for his more than 21 years of dedicated service and significant contributions to the Company across several strategic areas of the business.

São Paulo, August 4th, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice President of Finance and Investor Relations